SEC, Washington Exemption File No. 82-5079

03003640

Press release

Skandia

27 January 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

Göran Lenkel named President of SkandiaBanken

Göran Lenkel has been named as the new President of SkandiaBanken. SkandiaBanken operates in two parts, an Internet Bank and an Advisory Bank, and conducts business in Sweden, Denmark and Norway. Göran Lenkel served previously as Vice President and head of the Internet Bank as well as Advisory Bank operations in Norway and Denmark.

As President of SkandiaBanken, Lenkel succeeds Peter Carrick, who has also served as head of the Advisory Bank activities. Gunnar Lindroth will take over as acting head of the Advisory Bank.

SkandiaBanken's Chairman, Ulf Spång, comments:

"Peter Carrick has led SkandiaBanken during a very demanding period. He has implemented an extensive savings and restructuring programme in a commendable manner. As the baton is now being handed over, Göran Lenkel is an obvious choice. To a great extent, Göran was the architect behind SkandiaBanken's successful Internet Bank and has a depth of knowledge about the company as well as the market."

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For further information, please contact:

Ulf Spång, Chairman of SkandiaBanken and Senior Executive Vice President, Skandia, tel. +46-8-788 25 00
Odd Eiken, Executive Vice President, Strategy & Communication, tel. +46-8-788 25 00